EXHIBIT 2

BHP BILLITON
                  WMC RESOURCES CASH OFFER - ANALYSTS BRIEFING
                             TUESDAY 8TH MARCH 2005
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CHIP GOODYEAR:
Ladies and gentlemen, welcome to our conference call regarding BHP Billiton's agreed transaction with WMC Resources. My name is Chip Goodyear, BHP Billiton's chief executive officer. Joining me today is Mike Salamon. Mike Salamon is an Executive Director and the Group President, Non-ferrous.

I would like to briefly outline the details of the offer as well as talk about our rationale for the transaction.

First, this offer represents a full and fair price for WMC Resources but at the same time is value enhancing for BHP Billiton shareholders. This is a cash offer of A$7.85 per share, which is an 85 cent premium to Xstrata's current cash offer. This bid has been recommended by WMC Resources board and follows in the top half of the Grant Samuel valuation range.

Key conditions of the deal include normal regulatory approvals and a 90 per cent minimum acceptance rate. This bid values the entity of WMC Resources at US$7.3 billion. Now, while this is not a large transaction relative to BHP Billiton's current market value, it does bring to us some important benefits and I will highlight those in my comments.

BHP Billiton has been analysing the value of WMC's assets and we have had a long-held view that WMC Resources and the suite of their assets would complement our existing assets very well and provide a range of benefits and synergies, many of which would be unique to BHP Billiton.

WMC Resources' assets provide an excellent opportunity for BHP Billiton to grow our strong industry positions in nickel and copper, to acquire a superior resource position in uranium and to provide additional premium long-term growth options. The opportunity to acquire tier one assets in low-risk regions and ideally geographically suited to the growing Asian market does not come around very often.

Our acquisition of WMC Resources would create the world's second largest copper producer and the third largest nickel producer. Of particular significance is the Olympic Dam ore body which represents the world's fourth largest resource of remaining copper as well as the largest uranium resource and a gold resource that ranks within the top 10 in the world.

BHP Billiton's experience and track record in operating open pit mines at Escondida and the underground mine at Cannington, combined with our proven record of developing major projects to time and cost, supports our view that we are better placed than anyone to realise Olympic Dam's full value.

The impact on our nickel business is beneficial as well. The combination of BHP Billiton's and WMC Resources' nickel businesses creates a globally significant nickel business with expertise across a range of technologies. The geographical, operating and administrative fit is excellent. This combination provides a robust and flexible platform for further growth in this business.

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The acquisition of the world's largest uranium deposit immediately makes us a material player in this commodity and it is continuing to play an important role in the world's growing energy intensity. In addition, this extends our integrated energy offering making us the only producer with a full suite of energy products including petroleum, energy coal and uranium.

Built into our offer price is a recognition of the extensive synergies available to BHP Billiton through our nickel and copper operations, as well as our marketing and other corporate functions. As we have said for some time, we need to include in our corporate strategy the flexibility to participate in an environment of sustained commodity demand over the longer term. Our response to this has been to identify projects and opportunities that provide us with options to ensure that we are able to bring on capacity to meet demand as required over the coming decades and to continue to create shareholder value in such an environment.

There's been a great deal of commentary recently about the price required to acquire WMC Resources in the current commodity cycle. An acquirer was always going to have to pay a fair price for WMC Resources, regardless of where we were in the commodity cycle.

The pertinent question here is whether the price paid will provide long-term value for shareholders. While our offer price is based on our normal valuation methodology using our standard price protocols, it considers and is reflective of a number of potential expansion alternatives and here I mean projects that may not be in production for upwards of 10 years. In other words, the options that are embedded in WMC Resources which have the potential to add material value to our shareholders over the medium to longer term. We are in a long-term business, so, in addition to managing the short term, we must be aware of the need to build opportunities for the medium to longer term.
The flexibility inherent in high quality assets, as we have seen elsewhere, means that in the right hands they are worth more than might be assumed in their early lives. In looking at the long-term demand scenario and how we should position ourselves for that possibility, it's these options that we want in our portfolio.

As an $80 billion to $85 billion organisation, we are in a unique position of being able to afford to acquire these sorts of options and know that we have the financial strengths to develop them to their full potential. As I've said, our offer reflects our view that BHP Billiton is the best buyer for WMC Resources and that we can deliver more value than anyone else. We are the natural acquirer in respect to maximising synergies and the only potential acquirer to have extensive nickel and copper operations as well as an existing extensive energy offering.

We also have a consistent track record of building and operating major tier one assets and the financial strength to ensure we can fully exploit the flexibility and optionality provided by WMC Resources' assets. No other party has the same set of attributes.

Let me finish my prepared comment by reinforcing that BHP Billiton has a track record of delivery. We have consistently delivered on every commitment we have made to our shareholders. We have concluded the integration of the merger within 18 months without taking our eye off the business, when many said that the different cultures would not work. We have delivered on our cost savings and our efficiency targets, we

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have delivered on our organic pipeline and these have resulted in some of the highest margins in the industry. We have proven that our portfolio model works and that the petroleum and centralised marketing structures provide a competitive advantage in our business. We have delivered superior value to our shareholders through the steel demerger by increasing dividends and other capital management initiatives and we have done this all in the context of a clear and consistent strategy.

This transaction is no different. It's a further step in our strategy and it's been the subject of the same rigorous analysis as every one of our value-focused initiatives and we have the same level of commitment to delivering value and the synergy benefits from this transaction as we have in everything else we have done.

So, in summary, this is a good acquisition for BHP Billiton and shareholders. It's a good business that provides us with the opportunity to enhance our existing activities. It gives us significant long-term development options. It enables us to benefit from the continued strength in the global commodity markets and it further positions us to take the opportunity to benefit from an extended commodity cycle.

With that, I will open it up for questions.

QUESTION: Just a couple of questions. Firstly, just wondering in an all-cash offer, a large number of shareholders in WMC are relatively new, I would have thought, and domestic. Is there any thought given to a scrip option so that we can take advantage of rollover relief?

CHIP GOODYEAR: Yes. Thanks for that question. We certainly considered all kinds of financing alternatives for this transaction and scrip would have been one of those that we looked at. What we found as we looked across BHP Billiton's capital position and as we looked at what we felt the ideal position would be, we found that cash, particularly given the competitive nature of this transaction as well as our own capital structure, supported a cash transaction.

If you look at our numbers from the half year results, you will see that on a market capitalisation basis, our gearing number is below 10 per cent. Even with this transaction, it probably turns out to be something like 13 per cent. Our EBITDA to interest ratios are well in the 30 times and we have to be appropriately geared to make sure we are minimising our cost of capital. So, as we looked at the various opportunities here, and we felt that cash provided the best opportunity to maximise the value for BHP Billiton shareholders in terms of our capital structure and how we move forward.

QUESTION: So therefore a scrip option is totally out of the question then at this stage?

CHIP GOODYEAR: Yes, that's right. Our proposal is a cash one and it was accepted on a cash basis.

QUESTION: The second question: Just in terms of the savings, you have sort of indicated $115 million pre-tax. That's I guess identical to what Grant Samuel said. I would have thought, given BHP's presence, size etc. and your existing exposure to some of Western's assets, you could probably drag out more than that, given the corporate

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                  WMC RESOURCES CASH OFFER - ANALYSTS BRIEFING
                             TUESDAY 8TH MARCH 2005
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cost base is well over $200 million. Would that be
fair and could you comment on the actual cost savings?

CHIP GOODYEAR: We have done a substantial due diligence which has confirmed the information that was available in the target statement. We have done our own work on the corporate savings opportunity, the corporate efficiency opportunity and as a result we feel quite comfortable with this number. As you know, we have certainly had success in early achievement of our savings with regard to the BHP Billiton merger, so we feel comfortable with this number but always we strive to find as much efficiency as we can. But for planning purposes, for calculation purposes, I would stick with that number for this time.

QUESTION: Chip, just in relation to the timing of the bid, you did say that you held the long-term view on WMC. Why now and maybe not, say, 12 months ago? Secondly, just with your thoughts on the commodity cycle, you mentioned right at the end that you do think we're in an extended commodity cycle. I am just wondering if you could elaborate on that a little further. Then, finally, WMC has a potential project in titanium dioxide. Will you continue to pursue that project?

CHIP GOODYEAR: Yes. What I will do is I will take the first two and then maybe I will ask Mike Salamon to just make a few comments, obviously recognising they are going to be quite preliminary.

But, with regard to why now, we as an organisation have a significant database and history with many, many companies in our industry and we have taken notice of the assets and the businesses of WMC for many, many years. Now, the why now, a couple of things. There is new data that has been available as a result of the target statement and the drilling that's been done around Olympic Dam and that information has been beneficial to us to try to help us firm up value with regard to the WMC assets. I would also say that there's always a right time and there's also things that happen within, in this case, BHP Billiton. A year ago we were bringing Escondida back to full production, we were bringing Tintaya back on and we were spending a significant amount of time managing the efficiencies of those assets. We were making decisions around the Ravensthorpe project that had been under analysis for quite some time. So as an organisation we have our own issues that happen from time to time. The opportunity to assess our own position and the success we have had at bringing Escondida to I think the premier operating asset that it should be and along the continued road to improvement at Tintaya and making the commitment on Ravensthorpe, it is time to then say what else can we do to enhance that portfolio. So it is not just a question of what information is available and what additional drilling has been done, but how that fits into the family of BHP Billiton businesses. And I think, given where we are, again in the life of WMC and where we are in the life of BHP Billiton, it's the right time to proceed ahead.

In terms of the extended cycle, I think that where the future carries commodity prices and economic development is the subject of lots of speculation and analysis. As you know, we have quite a footprint in all the major raw material consuming markets of the world and obviously the ones in the developing economies of the world are quite exciting.

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                                  BHP BILLITON
                  WMC RESOURCES CASH OFFER - ANALYSTS BRIEFING
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I would say there that we do cover a broad range of commodities. We sell in
China manganese, coking coal, iron ore, petroleum, copper, nickel, alumina, ferrochrome, and soon to be LNG. We feel quite optimistic about China, but we don't plan our business assuming that it is going to be a boom market for ever. But we do need to build that into a scenario and the way I would like to best describe that is, as I said in my comments and perhaps in the press release, we have used the same projections that we have used for commodity prices for quite some time. That is take the forward curve for the next 12 to 18 months and then take it to a long-term trend and decline it at one and a half to two per cent.

That does not represent a long-term extended cycle; that is our base case. But, as I said, the optionality provided by these assets does give us a window and an opportunity to participate, if indeed that extended cycle does continue to develop in the years ahead. So that's how I look at the extended cycle. This is not a transaction that is justified on an extended cycle, however you want to define it.

On titanium dioxide and core assets. It is an interesting asset. Obviously it is a business that we are involved in through our interest in Richards Bay. That project is in its early stages from a BHP Billiton investment approval process point of view I would expect that that will be reviewed as part of our normal process in the months and years ahead. Beyond that, I don't think there's much else to say on this at this time.

QUESTION: My question is in regards to other non-core assets such as fertilizers, and also your view on how uranium fits in with the longevity of your energy business and where you would look at taking uranium that is we understand, primarily locked away until 2009 in terms of price.

CHIP GOODYEAR: Yes. Firstly in terms of fertiliser, as you recognise it is not a business that we are in and we haven't made many comments about the fertiliser business. We will assess the fertiliser business and understand its position in our portfolio but, as you are aware, it is not a business that we are in at the current time. It is a very small component of this enterprise and certainly been assessed that way from a BHP Billiton point of view. So, without making any commitment on that, it is one that I have to say is not particularly core at this time.

With regard to uranium, I think one of the things that's quite interesting when you're involved in our business and travel around the world, and I used this statement in our earnings, is that when you go to a place like India or China and you are driving down the freeways in Shanghai and Beijing and you look on the top of the residential buildings that are there, at each window you find an air-conditioning unit. That's great from a copper business, from an aluminium business and steel business point of view. But you only buy an air-conditioner every five or six years, but you turn it on every day.
Energy intensity and economic development go hand in hand and our portfolio of offerings across petroleum and that's oil, pipeline gas and LNG, energy coal and then combination with uranium, we believe positions us across a spectrum of resources necessary to meet the demand of an energy hungry world in the years ahead.

Now, we see that as a quite long-term proposition. There's also going to be renewables, which is not a specialty of BHP Billiton. But we do believe that in those areas of identifying resource, developing that resource and operating that at low cost and understanding energy markets, we are in an excellent position to do that.

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I can't predict for you which one is going to grow at a much more rapid rate or at a lower rate, or how the debate on greenhouse gases versus nuclear will carry out, but having the options in each of those energy resources is something that is quite beneficial. We recognise through the due diligence that they have locked in a substantial part of uranium for the next four years or so, but that is in our valuation and, as I have said before, this isn't a two, three or four year business. This is a resource that we expect to last 50 or 70 years or more and we expect to benefit over that time.

QUESTION: To that end, Chip, could I have a follow-up on value? I mean are you prepared - I know that you have said that you think this is fair value based on your long term - but are you prepared to take something that appears NPV dilutive in the first couple of years to actually get something that gives you much greater flexibility and optionality long term, and to that end do you envisage changing the timing in which details may be forthcoming if you are successful, on the Olympic Dam expansion?

CHIP GOODYEAR: Let me try to answer a couple of questions. I think I missed a few of the latter ones because I was so concentrated on the first one.

We don't see this as an NPV diluted deal. I think that analysis will show that it is not and the future will show it is not. NPV isn't a short term issue, NPV is a long-term issue. If somebody worries about earnings, and again we do we see it positive to earnings accretion, but that is a short-term issue. NPV covers a long period of time in the life of a resource.

Now, the question I think is would we sacrifice short-term profit for a long-term NPV add. Now, every time we decide to drill an oil well or do a feasibility or pre-feasibility study or concept work on any project, we have the risk of writing that off in the near term. That's NPV dilutive, but we make that investment decision on the basis that we expect long-term value to be created. Again I think we are fortunate here as we see earnings accretion and NPV value add in this transaction.

QUESTION: Just a question on Olympic Dam, two questions actually. In the past BHP hasn't been that keen in getting involved in copper smelting and refining, so any comments on your expertise there and ability to manage that part of the business would be appreciated. And we also hear in the past that Olympic Dam has had problems with its mining rates and delivering the acceptable rate to the smelter and refinery. I was wondering in your due diligence what you thought of the problems with the underground mine and whether or not that might prove a short-term issue.

CHIP GOODYEAR: Mike, I will let you answer both those questions. Let me just, as a little preamble, say what we do as a company is we identify a resource, we develop that resource to time and cost and better if we can, and we operate that resource at a low cost. That is our competitive advantage, that's our area of expertise. So the things we talk about across the businesses and across what it takes to make them successful we see as in our sweet spot. So with that, Mike, I might get you to just answer the questions on those items on Olympic Dam.

MIKE SALAMON: Thanks, Chip. I guess what we have done in looking at Olympic Dam is we have looked at the full suite of both the current operation and what we might expect in the expansion and we have ascertained that, wherever you look in that suite,

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the underground mine, the potential open pit mine, concentrating smelting and refining, we have in-house operating success currently. If you recall this same group operated the magma smelter very, very successfully, the San Manuel smelter, and we have those same people still in the organisation. So throughout the entire suite of activities we felt we had knowledge and background to compliment that which the Western Mining people are doing themselves.

Just to give you some sort of concept, for example, the potential open pit mine is quite a bit smaller than the Escondida operation, so just from a scaling point of view that's not of material concern. In terms of the sequence of beneficiation activities, that's obviously driven by the fact that this is also a uranium deposit, so it needs to produce finished products throughout because of the uranium. When we look at the existing operation we see that Western Mining has done well in terms of the enhancements to the beneficiation and there are very good plans on the underground mining. We have been able to compare that to our own activities and we feel that those plans taken through to their conclusion should deliver what's required.

We don't have any discomfort with delivering on the plans as envisaged. If anything, we believe that what we can bring to the party, both through our existing operations and the operating excellence networks in pretty much every facet of BHP Billiton's activities which, where relevant, brings the experiences and best practices of 100 operations to bear on any given operation. So we feel pretty confident that we can deliver the expectations.

QUESTION: Thanks, Mike. Just another question along the same line. Are there many options available to BHP with regard to reducing the capital cost on the expansion and I am thinking here in particular of your competitive advantage in technology, either copper leaching or indeed in the nickel business on nickel leaching. Do you see that area as an area of expertise that you will bring to this venture?

MIKE SALAMON: Clearly one has to recognise that that expansion is still in the relatively early phase. In our thinking that's sort of a concept level exercise. So, there's two things here: One is, for the purposes of doing our valuations, what did we assume? We did not assume anything materially different to that which is in the current public domain. Clearly as we move on through from concept through pre-feasibility into feasibility, we would aim to bring to bear that which we know and indeed we would be aiming to look for value adding practices and concepts, but we have not built that into our initial financial thinking.

CHIP GOODYEAR: I would just add that as I mentioned in my comments, the range of technology expertise across the nickel business, and you are aware of our sulphide leaching activity at Escondida, and I have said many times in the past that we believe the key to long-term real cost decline is technology, and I think we are quite focused in what we do there. So while Mike has commented on have we applied any special technology to our analysis here, the answer would be, as he said, we haven't done anything special with that. But we do believe that between the resource base and the capabilities across the organization, there are opportunities ultimately to maximise the value, minimise the cost of extracting these resources.

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MIKE SALAMON: Just one other comment there, Chip. I think one area in which the breadth of the existing BHP Billiton does offer something is that we have the ability to bring people from a very wide variety of different backgrounds to any given operation, and to offer them a career path in a very large group. So we also believe that we should be able to bring a consistency of purpose to the activities of any given asset, which a smaller group may struggle with.

QUESTION: Another question on the timing. As I understand it, you took a stake or a derivative stake in Western Mining in November or December of last year, is that correct?

CHIP GOODYEAR: We do have a derivative stake. We do not own any shares in WMC Resources and we don't have any right to acquire shares in WMC Resources. What we did - and there was a series of transactions over a period of time that will be detailed in the bidder's statement - but it is again a derivative stake. All it does is give us the exposure to the price movement of the company, but not to the equity itself.

QUESTION:  Okay.  When did you take out that stake, that option?

CHIP GOODYEAR:  That would have been from November through January.

QUESTION: Okay, and arguably if you had bid then at $7 or $7.50 a share, then you could have got control of the company, but instead you are paying another $400 million. I realise you have got a lot of cash coming in but it sort of seems a bit like you're throwing money away.

CHIP GOODYEAR: First of all, every dollar around here is important, but I have to say, and I have said this many times when describing our strategy, is that acquisitions in our business will go for fair value. I don't think there's any question about that, and at the time of, say, from October through January, the market was not prepared to fully recognise what the value of this entity was, and it has to go through a maturation process which obviously saw even the existing bidder move their price up; the market was not prepared to move to a transaction at the indicated prices. So I think, that again we see it as certainly a full and fair price. But we don't, in the process say yes, we are generating a lot of cash and therefore we decided to pay more. That is not the way we look at any transaction.

QUESTION: Chip, a couple of things. One is obviously there's been a lot of speculation about other bidders around as well. Is this your final offer? In other words you won't raise your price higher than this? And how much debt would you need to raise to finance this and do you expect any anti-trust issues?

CHIP GOODYEAR: Let's see. Would we raise our price? I am not going to comment on that, but I would say that we do have a fair and a full offer and we do have an agreed transaction with the WMC board. So we do feel that we have a transaction that is one that has reached their agreement. I am not sure if you saw their comment in our press release, but they believe it does reflect the value of the company.

Then, how much debt. We will detail that in our bidder statement but we will use our existing credit facility, which is a couple of billion dollars. In addition, we will raise an

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acquisition facility that will be in the order of six and a half billion. That's our availability but it will give us the flexibility that we need.

And then anti-trust, we don't expect to have anti-trust issues, but we are filing, as we detailed in the press release, Hart Scott Rodino, the ACCC here, the European commission. I believe those are the ones that are the critical anti-trust issues.

QUESTION: Thanks, Chip. Sorry, that facility you talked about of six and a half billion, is that debt only?

CHIP GOODYEAR: Yes. This is an all cash transaction and so we would raise debt, straight debt.

QUESTION: With Deutsch in the market overnight trying to get 10 per cent at, well, the offer price, it seemed to be that there had been no response to that. I mean have you been given any undertakings or have there been any undertakings given in the pursuit of that stake that say, yes, $7.85 would be an acceptable price?

CHIP GOODYEAR:  Sorry, undertakings by who?

QUESTION:  By the fund managers that were approached.

CHIP GOODYEAR: No, there is none of that. We did ask Deutsch Bank to canvass the market to give us a feel for whether the proposal we were prepared to make was one that we thought would be acceptable or we thought the market would see as acceptable. We were forced back, we chose not to purchase any of the shares that were offered and then as a result did not buy any and entered into our discussions this morning. So, other than the fact that we had feedback, there was no undertakings in terms of agreements or anything like that.

QUESTION: Were you given any, did you have any sense of confidence, though, that it would be an acceptable price following that exercise?

CHIP GOODYEAR: I would say that, as a result of canvassing the market, and we did not get to the point of a 10 per cent number, but we did have a sense that it was a number that would find a receptive audience and it certainly found a receptive audience with WMC Resources' board. But, other than that, it was simply market information as a result of that exercise.

QUESTION: Just a very quick question. Firstly, did you have an insight or can you give us an insight as to when the BHP board actually met to green light the deal? I am assuming it was late yesterday afternoon? Also in terms of WMC executives, there's talk they have recently signed a six month extension. Are you able to elaborate on that at all?

CHIP GOODYEAR: I am not going to comment on our board meeting and then with regard to them signing agreements I think you need to talk to them about it. We obviously will honour any agreements that exist between the company and its employees, but you need to talk to them about what those are.

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QUESTION: It was just further on the buying, the intent to buy a 10 per cent stake on Monday night. The fact that that failed, was that a botched attempt, do you think?

CHIP GOODYEAR: I don't think so. I mean I would say that where we are today, sitting here discussing an agreed transaction by the WMC board, representing what we and they believe is a full and fair bid at the same number that we had talked to the marketplace about, I think we are in an outstanding position. So we got from that process, information around what we believed to be a number that would be acceptable and again I don't think that where we are standing at the moment here we could have asked for much more.

QUESTION: But surely you would have felt more comfortable going in with 10 per cent locked up?

CHIP GOODYEAR: You know, at the end of the day I am a believer that the market works. What I mean by that is that the party who is willing to pay the most, they will win. Now, I think that is the most value to us. Whoever is going to pay the most will win this thing and I believe that we, on a rational basis, can pay the most for this thing and so, owning 10 per cent, fine, but I don't think at the end of the day that will make a huge difference in this transaction.

QUESTION: Just a couple of very basic questions. The first one is just on the EPS accretion. I am just wondering if you are willing to offer any more detail on the degree of EPS accretion that you see and the second question is slightly more detailed. Just on the Grant Samuel valuation range, effectively at the upper end it was $8.24 per share. Your bid of $7.85 or, as you said, $8.05 if you include the 20 cent dividend, appears to be right at the upper end of that and remembering the Grant Samuel valuation included around 80 cents per share of corporate cost savings synergies which is in line with your number, I assume, and also included expansion options, whether it be in nickel or copper. So to us it sort of appears as though you are paying away a significant degree of the option value and synergies if there aren't further synergies to be had. I am just wondering what are we missing? Again are there additional synergies? Did you believe the Grant Samuel valuation was far too conservative? Can you provide some colour on that?

CHIP GOODYEAR: I am not going to be able to provide a lot of colour. As you know, we are in a competitive situation here and I think to go into too much detail about that would not be in the best interests of our shareholders at this time. But I would say, I just want to reiterate something I mentioned in a previous question, and that is that this is our business, this is what we do. Our knowledge of our businesses, of how you identify a resource, how you develop that resource and how you produce that resource at low cost, there are great companies in this business and you have to have a lot of respect for them. But if you look at our track record of identifying and delivering these things, I think you will be hard pressed to find someone, certainly in the recent past, and that's over the last three to five years, who has been able to deliver what we have been able to deliver.

I have said before, I invest in teams that deliver and I have had 60-plus people on this thing. We have had people that have spent their careers in these businesses and while we have data that is available in the data room, I mean this is not anything other than

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that. We have applied our own skill and expertise, our own understanding of mine planning activities, our own understanding of how it fits with us and as a result feel very confident that we have an opportunity, not only in the near term, but really in the long-term.

It would be great to think about our business in quarterly increments and certainly I have to do that, I mean you all expect me to do that. But we also have to think about this business in decades and this is a set of assets that allows to us do that.

With regard to EPS accretion, we would see it mildly accretive, but again I think it's important to note, if you think about this company, it is a combination of operating assets and projects and as you develop those projects and as you go through your feasibility, pre-feasibility etc you will be investing in those things. So that combination leads to accretion, but the overall value is one of current operations plus the project activities.

QUESTION: We have just noticed there's apparently an announcement on the wires that Xstrata said they are not going to increase their offer officially. I don't know if you have seen that, but if that's the case, I was wondering if you could elaborate on the first point any further.

CHIP GOODYEAR: I haven't seen that announcement and as a result I am not going to comment on that.

QUESTION: I have got just a question on copper. You talked about being excited about the prospects for Olympic Dam. Assuming the deal progresses could you potentially rank where you see your copper projects, and does this potentially move things like your projects in feasibility, things like Spence, further out in preference for Olympic Dam?

CHIP GOODYEAR: Mike, I might let you just talk about that. I think it is just important to note that Spence is already in development so that is moving ahead. But anyway, Mike, you just want to talk about the Olympic Dam opportunity in the context of our project opportunities?

MIKE SALAMON: Thanks, Chip. Just to confirm, I mean we have two significant copper projects in execution, both Spence and Escondida sulphide leach, of which 200,000 and 80,000 tonnes are attributable copper, so those projects will press ahead.

The same thinking that went into undertaking those projects has not changed and I think from the point of view of looking at the future copper portfolio, one has to recognise that the Olympic Dam expansion is some years away, so in fact this really just represents a continuum of the ability to deliver value accretive growth.

I think also from the point of execution there's quite a neat sort of thing that happens here, that, as Chip mentioned, we like to back winning teams. We have such a winning team in terms of base metals projects which has been busy in South America for a good period of years. Clearly the Olympic Dam expansion enables us to give them even more work to do as we bring that on, so it does not change our profile. I think it is in the context of a belief in the continued growth, good demand growth for copper and the

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additional material that will come out of Olympic Dam in the years to come, will just enable us to maintain our ability to satisfy our customers.

QUESTION: Just one quick question. On the break fee, how did you arrive at that number and did you decide that or did WMC decide that?

CHIP GOODYEAR: We made a proposal for a break fee. It is a standard one per cent of the market value and that was the basis under which we moved forward.

QUESTION: One more. Just on the DLC structure, I know that, asked earlier if you would be using a scrip component you said no, not at the present time. Does the DLC restrict you from actually doing that, if Australian shareholders voiced that they would actually like scrip?

CHIP GOODYEAR: A couple of things. I think what I said is that this s a cash offer and that's the intent to move forward on a cash basis. That's the agreed offer we have put forward. But the DLC structure does not prevent us from issuing equity out of either or both entities, and that's a generic answer to that question of can you issue equity from DLC.

In this case I think you can certainly perhaps talk to the WMC team about that, but again, the value at the end of the day I think is what people are going to look for, and there may be tax aspects to a scrip issue, but I think when you cut through it all and take a look at the retail base, it gets diluted relative to what you might think it is.

QUESTION: Questions on tax and effective interest rate this time. WMC have off-balance sheet tax losses. Do you get to fully utilise those if you are successful with the bid? Secondly, with the facilities that you are going to be looking to utilise in the near future, again if you're successful, are you able to indicate to us the interest rate that you would be paying?

CHIP GOODYEAR: Let's see. With regard to the tax losses, our assumption is that those losses will be used up basically before we would actually become owners, essentially in this six month period. You know, we obviously would benefit by the cashflow but we have not valued the tax losses that exist in the WMC entity as a result of the fact that their performance we expect to be pretty reasonable in this period, this six month period.

With regard to the interest rates, we will describe our financing in the bidder statement and that's probably the best place to go for that, but you can probably get a reasonable sense based on what our rating is, our strong credit rating and so on.

QUESTION: I am just wondering what your long run uranium price forecast is given the current supply gap with demand exceeding supply.

CHIP GOODYEAR: We don't give out our price forecast for things like that, but what I would say is that I think it is fairly well-known that WMC had entered into essentially fixed price contracts for the next several years, three or four years, so that's there already. Then, like every other commodity, we go to a long-term price and decline it at

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one and a half to two per cent real and our base case numbers on that are not going to be much different.

QUESTION: Just a quick question on the nickel part of WMC. Will you change your thinking on Ravensthorpe or the scope of the project or how it goes ahead if you are successful with acquiring WMC nickel assets?

CHIP GOODYEAR: The simple answer to that is no. Mike, I don't know if you have anything you want to add to "no".

MIKE SALAMON: I think the answer is no and in fact what we see coming out of this, I think as Chip mentioned in his intro, is a very strong number three in the industry, represented in every type of ore body and every technology. We also have a very good basis for synergy given the significant footprint in Australia and significantly also in Western Australia. So, if anything, I guess the acquisition would enhance our position with Ravensthorpe from those respects, but definitely no intention to change. Ravensthorpe is moving on very nicely and would be a key part of our total nickel portfolio going forward.

QUESTION: I was just going to confirm that Xstrata have said they are not going to increase their unconditional offer, so unless someone comes over the top, it likes like you have won the day. So just wondering whether you have decided to make a comment now.

CHIP GOODYEAR: I'm not sure I would necessarily declare victory yet. You know, we always have to be cognisant of various strategies and so on and I recognise you all have mentioned that that has come across, but again I think we have a very fair offer, full and fair offer and one that is appealing obviously to the board of WMC and to their shareholders we expect a similar response, but again as usual in transactions like this they are over when they're over and I don't think it's time in essentially the early hours of our position here to declare victory.

QUESTION: A quick question on Olympic Dam in terms of what are you expecting to do in the short-term in terms of turning the operations around operationally and also in terms of expansions. What are your thoughts and have you got any particular plans already in place for the next two or three years?









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CHIP GOODYEAR: I am going to let Mike answer that question. But I would say that we have done an extensive due diligence here which is very consistent with our skills of essentially identifying resource development and operating it and that has been very valuable to us. Mike, I might hand the question over to you.

MIKE SALAMON: As Chip said, we have spent a long time looking at this and we have had the benefit of a due diligence. In looking at Olympic Dam we see a suite of activities going from underground mining, through open pit mining, concentrators, smelting and refining and what we recognise is that every element of that is existing in BHP Billiton or in the case of flash smelting, we ran an extremely successful flash smelter with Magma.

Now the people that have been involved in all of those activities are still with us and indeed many of them were part of the team that looked into what we would be doing. If we look at the specific activities in the short-term, the operations are on an improving trend and indeed the beneficiation operations are doing very well and we have had a good look at the underground operations and our sense is that the plans that are in place are going in the right direction and clearly we would be able to compliment these. Also, I think if you consider that we are a system with over 100 different assets and we have in place operating excellence networks that enable us to very rapidly bring best practice to any particular set of issues to any relevant asset in that group, we believe that we are in a very good position to continue the positive trend in which Olympic Dam is going.

Then in terms of the expansion, at this point in time one would say that that is really in concept phase. Clearly the opportunity to go forward there is an important one and the drilling results that have been made public indicate that there is a very, very significant opportunity there. However, if you consider the Olympic Dam expansion from a scale point of view it is smaller than Escondida so again we feel comfortable having operated and continued to develop Escondida, that is manageable for us. Consequently I guess the overall impression is that they are headed in the right direction. We believe that over time we will be able to bring to bear good ideas, new concepts and the broader base that we have. Also in terms of people, we offer the ability to bring people from a widespread of operations and to give them long term career certainty.

However, with we have not built any of that so-called potential upside into our valuation model. What we have built in is a fairly conservative view of the world which I guess aligns reasonably well with what is in the Grant Samuel assessment but we do believe that over time of course that is likely to get better, as most tier one assets have demonstrated that they do.

QUESTION: I just want to ask about synergies really and you are basing your estimates on the Grant Samuel analysis but regarding tax, tax losses within WMC regarding your ability to revalue the assets at the tax base, can you put a logistic value on those synergies and has that been incorporated into your numbers?

CHIP GOODYEAR: We think it is a coincidence that we have co-ordinated or come up with a similar value to Grant Samuel. We have done, as Mike mentioned, an extensive due diligence and confirmed the information available through the public information that has been released by WMC Resources and we have obviously applied to that our

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own skills and technology around mine planning and around project development and activities and so on.

One of those things has certainly been around identifying synergies and we certainly have a track record with regard to delivery of that coming out of the BHP Billiton merger, the ability to continue to find those things through operating excellence initiatives. So I would look at that as more of a coincidence, that's a similar number as opposed to we used them.

Now with regard to the tax losses at WMC Resources, we have not valued those specifically. We have assumed that those will be utilised by essentially the time that we would be the owner of this asset due to the acquisition scheme, so we have not valued those here. Now, obviously the cash generated over that period of time would accrue to the equity owner but we have not specifically put those into dollar numbers.

QUESTION: I am just wondering, how much new debt are you going to take on and have you mandated any bank to do that and for how long? Is it going to be a bridge or is it going to be done as a corporate loan?

CHIP GOODYEAR: We will detail the funding in our bidder's statement but just to give you an idea, let me just talk about financial structure for a second. I am not sure how familiar you are with our recent results but our EBITDA coverages were over 30 times, that's EBITDA to interest coverages.

Our book gearing is probably 22-25 per cent but our market gearing is somewhere in the single digits, and what I mean there is replace book value with the market value in the equity. So there is a great deal of financial flexibility in this entity. But what we will do is we will utilise the existing lines that we have and we will put in place acquisition related funding in order for us to complete the transaction.

The total deal size, as we mentioned up front, is US$7.3 billion. We don't see that as a significant hurdle, again BHP Billiton today with about a US$85 billion market value.

QUESTION:  Are you arranging a 6.5 billion new facility?

CHIP GOODYEAR:  It would be something of that order I guess.

QUESTION:  You haven't given a mandate to any bank?

CHIP GOODYEAR: I am going to leave it right there. We have obviously been in discussions but to go any farther wouldn't be appropriate at this time. But I would not look at this as a material issue in the scheme of this enterprise.

QUESTION:  Good morning gentlemen.  Could you give any detail on timing?

CHIP GOODYEAR: We would expect to follow our bidder statement in the next few days. That will begin a process where the target will also respond. We have regulatory filings that are necessary in a number of jurisdictions. Those include anti-trust authorities, Hart Scott Rodino in the United States, the ACCC in Australia, the European Commission. So these things are necessary and we don't see any significant

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issue with them but we obviously do need to make the filing. Then we have the
Foreign Investment Review Board in Australia. Again we don't see a significant issue with any of those things.

QUESTION: I am just wondering if you can explain to me what happened when you commissioned Deutsche Bank yesterday to buy up to 10 per cent stake. The feed we have been getting from institutions in Australia is that you guys decided not to buy that stake. I am wondering if you can explain why that was and maybe comment on the feed that we are getting from fund managers here that they thought that maybe they could extract some more money out of you and how you hit that situation.

CHIP GOODYEAR: First of all what we did, and we reported this morning that we did commission Deutsche Bank to address the market, to approach the market regarding purchasing a stake at a price that I think is fairly well reported consistent with the agreement that we have with WMC Resources. We felt that that would be an important sounding to try to understand where the market's expectations were around this.
Obviously, as we reported and as you commented on, we chose not to buy the stock that was made available to us but it did give us a reasonable expectation of what might be a successful transaction and, as you see here by the results of our announcement that indeed that was the case. So that's essentially what happened. I think we find ourselves today in exactly the kind of position we would have hoped to, which is an agreed transaction at a price that again we felt was a comfortable price based on what we were thinking last night.

You had a second part to that question I think. Can they extract more price from us? Again, we think we have provided a full and fair bid here. Again, we believe this is fair to both BHP Billiton shareholders and the WMC Resources shareholders and that's where I leave it.

QUESTION: Can you just comment about whether the presence of a large amount of hedge fund managers and the share risks of WMC Resources would be an impediment or may even facilitate your offer?

CHIP GOODYEAR:  I would leave that to experts to comment on.

QUESTION: Good morning, I just wanted to follow number one, do you expect a counter offer or another offer from Xstrata and are you expecting other bidders, assuming WMC's Board has accepted, but are you expecting other offers or other bidders to step in and can you give me the value again for possible debt financing.

CHIP GOODYEAR: With regard to other bidders, I can't comment on that. I am going to leave that one alone. I understand that Xstrata has made an announcement but I will let their announcement stand. With regard to financing, again this is a cash bid, a cash proposal and we would expect to fund that in an acquisition facility and to the extent necessary fund that out with longer term facilities over time.

QUESTION: Are there any non core assets of WMC's business that you would look to sell?

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CHIP GOODYEAR: Yes, I would say that I don't necessarily want to make a commitment on that but as you got from my comments here, we see the nickel business, the copper business, the energy component of Olympic Dam is quite consistent with our strategy. Those are a vast majority of the assets of this entity. We also obviously, as you know, have a business in the titanium business and the Corridor Sands project is something we will assess as part of our business opportunities there. The one asset that doesn't necessarily fit in the family that we have today is the fertiliser asset in Queensland. It's quite a small part of the entity and we will certainly assess that as we go forward. But that is the one that we would at this point certainly fly against, not finding a particular home in our family.

QUESTION: I wanted to get your view on the uranium market and what you are building in there.

CHIP GOODYEAR: Let me tell you how I think about energy overall, and I think when I was in London some of you heard me say this a couple of times, in our business we have a great opportunity to travel around the world and see a number of economies starting to enter a new phase of economic development. As I go down the roads in Shanghai and in Beijing and if you are in India, a similar thing, the apartment buildings, the residential buildings, if you look under the windows of each one of them they have an air conditioner.

That is great for our business. We sell copper, we sell aluminium, we sell iron ore and it goes into steel. But an air conditioner is great but you only buy one every five or six years. Every day you turn it on and energy intensity and economic development go hand in hand and the future economic development and the energy that is going to be required to make that happen is not going to come from one source. It's going to come from a variety of sources. That will include carbon based fuels, that will include renewables and at some point that will include nuclear.

How that balances out and when that occurs will be a subject for communities and governments and so on and obviously industry to work through. BHP Billiton, with its position in energy coal, with its position in clean fuels like natural gas and with a position here in uranium is covering very significant elements of energy demand. The one we don't have is renewables, it is not an area that we have particular expertise in but those things that involve the extraction of resource and the production of those at low cost, and the marketing of those products does fit very well with us.

So again, we feel optimistic about energy demand in total. We have a variety of horses to play in that game and uranium would give us one other one. I think that's the best way to put that. It is a long term business. Olympic Dam is an asset that will produce for decades to come, 50 to 70 years, as we see it today. So I think it's a long term opportunity to participate in that energy intensity.

We don't comment on specific price, I would just say you are aware that our general price scenario is the futures price for 12 to 18 months, that's not the case in uranium but in general that's the case. Go to the long term trend price and decline it at one and a half to 2 per cent real, it is not going to be any different in this one. That's the base case.


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QUESTION: I want to follow up on Olympic Dam because clearly it's a pretty integral part of this whole equation. We struggle with trying to assess accurately in any shape or form some of the options or the growth options around the project because of the uncertainties around capital etc. because there has just been so little work done on some of the options. I wanted to know if you could share with us how you came at that and how you came at putting value on some of these pretty interesting growth options.

CHIP GOODYEAR: Mike, maybe you can think about that. I will just give a little lead into this. What we do as a company, our areas of expertise, as I said, are identifying resource, developing that resource on time and on budget, and better if we can obviously, and running it at low cost. If you look at the track record of this company across a huge variety of resources and huge parts of the world, a large variety of parts of the world, we have been able to do that.

I want to say as the Chief Executive of this company, what I try to invest in is successful people who have been able to deliver a track record of success. We have had 60 plus people looking over these assets and they are truly experts in their business, they have spent their career doing exactly this stuff, and I am going to ask Mike to comment on it, but as you are aware we are in a competitive situation and we need to recognise that.

But the fundamental underlying pillars of this company were put to use in trying to assess exactly the questions that you have asked, not just in Olympic Dam but also obviously in the nickel business primarily. So from an overview, that is how we think about this thing, get the right people with the skills to think about the key issues. Now, Mike, why don't I hand it over to you to provide any other comment on that.

MIKE SALAMON: Firstly, I guess the probability of an expansion has clearly become much higher given the release of all the geological information so that was a very important point. Secondly, the description of the energy markets which Chip described is also another very important pointer because you can in some way say that the Olympic Dam ore body has to some degree been constrained by the demand for uranium.

As you know, as you produce copper you produce uranium and so clearly you need a demand for that uranium. If you have a greater sense that that demand will grow, clearly you can then grow the overall operation.

Thirdly, the whole aspect of project delivery, I guess firstly, as I mentioned right at the beginning, we take a lot of comfort from looking at the type of scale of operation we are looking at with that expansion, it is well within the comfort zone of what we have been able to do with Escondida and every facet of that operation going through to finished product is in territory that we feel familiar with.

That combined with the fact that we have got a very successful sort of multi-pronged project team in South America which has been delivering growth consistently over many years that is currently doing the same with the sulphide leach and the Spence projects. The phasing of the Olympic Dam expansion actually works very neatly with the point of view of it being able to keep the momentum of that team and moving it

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forward. As you know, Olympic Dam is still in concept phase. So the phasing through to feasibility and execution fits neatly with what we are doing in South America. Then fourthly, we do have comparable operations all over the show so we can bring to bear benchmarking, we can bring to bear our only networks from the point of view of best practice. Lastly, I think a very, very important and hugely underestimated element is the ability to bring the right people and to offer them long term career security. Any big and complex operation needs a continuous refreshing of good people and clearly the BHP family of 100 odd assets enables us to do that. If you put all of those together, we come to the conclusion that the probability of delivering value to our shareholders is pretty sound.

QUESTION: Given that I think you mentioned that the valuation also looked at the futures prices of some of the metals, and that those are probably above what you would normally use in your long term scenarios, do you have any intention of hedging that out by selling some of the commodities forward?

CHIP GOODYEAR: We have a policy that we do not hedge. The only thing we do hedge is capital cost, the currency related to capital cost for projects. We have done a significant amount of work over many years looking at the correlations of the exposure that we have across diamonds to petroleum, energy coal to aluminium, currencies which we produce in, the Australian dollar, South African rand, Chilean peso, the Colombian peso etc.

The facts are that the natural hedges work a lot better than we can in terms of estimating what the future is going to hold and guessing what the price is. I think the next thing is that those are short-term prices and in many situations you end up with a backwardation. So your ability to lock in price is really pretty limited in terms of doing that to protect value. I think many of the analysts will tell you that in any one year, cash distributed is a relatively small fraction of the valuation of this entity just as the nature we are in the long term asset business and NPV is critical. One year itself can be up or down but that doesn't ultimately deliver value, it's the long term aspect of the business. So we do not hedge and we have not changed that policy for this one.

QUESTION: My question relates to Olympic Dam and I was wondering if it is possible for you to give us even a very broad range of the kind of production you think we could see coming from the copper asset and maybe if you can talk about some of the issues you think that might influence, where in that broad range, if you can share with us where you might end up being.

CHIP GOODYEAR: Mike, I will let you give it a shot at that. I would just say though, remember, we are in a competitive situation here. We received the data that was made public basically in the target statement that was put out and we have obviously assessed that with our own computer model systems and mine plans and so on. But I am not sure we are going to be able to do much more. I don't know, Mike, if you have anything else you can add there.

MIKE SALAMON: I think really just three points. One is if you look at what Grant Samuel put into the public domain, from the point of view of our evaluation purposes that's not a bad place to start. Secondly, I think we were feeling really good about the really long life of this asset and then thirdly, this is very much at concept phase. Until

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this whole exercise is over and we are able to collaborate with the Western
Mining people and move through that concept phase, through to prefeasibility I don't think one wants to be any more specific.

QUESTION: I just wanted to find out what prospectivities you see in the Corridor Sands in Mozambique and any kind of synergies you see as possible synergies with your 50/50 minerals venture in Richards Bay in South Africa.

MIKE SALAMON: Look, we would assume that Corridor Sands would become part of our diamond and specialty product CSG which also contains our half share interest in Richards Bay Minerals, which is the world's pre-eminent mineral sands producer. I mean exactly how we are going to play that one out is still going to be the subject of firstly, concluding this transaction and then some very serious discussions that we would be having with our partner in Richards Bay Minerals, which is Rio Tinto. It is difficult to say precisely other than to say that we are in this business and so again there is the potential there for some synergy.

QUESTION: I just wondered if you could talk a bit more about the compatibility of the nickel businesses and what sort of contribution they are also making to your synergy targets, firstly. Secondly, in your results you were talking more bullishly about the sort of near term outlook for this year. Can we take it that this sort of bullish view is extending further out with this bid?

CHIP GOODYEAR: Let me answer the second question first and then I will let Mike talk a little bit about the nickel business. We look at an envelope of price expectations, we don't just pick one. We look at a range of potential futures. That future, the base case I think as we made it quite clear over the years, that case has a fundamental long term declining real price scenario and we have not changed our scenario in nickel and in copper or anything else that is involved in this in quite some time, certainly in some cases several years and in other cases at least 18 months. So that has not had an impact in our expectation or valuation process here.

The only thing that would have had an impact is that we do use the futures curve for 12 to 18 months and if the futures curve changed then that near term cashflow would change. But as I mentioned to one of the other questions earlier, the real driver to value here is long term, it is not the next few months and next few quarters. So that potential future of extended cycle is not necessarily captured in this analysis or in this bid.

As I said in my opening comments, it is important in an organisation like ours to position itself to take advantage of a future that might involve that and in that case we would consider that optionality, we build that into our risk distribution curve to try to understand what options and what upside this might bring to us.

But in terms of our base case scenarios and valuations, that has not come into that play. Mike, would you like to make a new comments regarding the question on the nickel combination.

MIKE SALAMON: Four generic points here. Firstly, this moves us into a number three position to that of comparable size to the other two major players in this industry

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which would be, I guess, more typical of BHP Billiton's other businesses and it's number three in a high growth business, so that is an attractive position.

Secondly, in terms of our overall marketing offering, this gives us a really good global spread of geography from South America through western and eastern Australia, very good from the point of view of servicing customers and together with that a very good product spread from nickel, through compacts, through briquettes and a range of cobalt products.

Thirdly, in terms of technologies, this would ensure that we are in sulphides and laterites and we have pretty much every associated technology in the group which means in that high growth business where there are other ore bodies which obviously will come to bear in the times to come, we have a really good platform for further growth in probably what is one of the most technologically difficult of our industries.

Then fourthly, in the area of synergies, as you know, we have got the Ravensthorpe project going also in Western Australia, so clearly geographically and in terms of potential supply and people issues there is a lot of synergies there and then both of our nickel businesses are headquartered in Australia so consequently should this transaction complete we will be looking at how best to extract operational synergies at a business unit level from that.

QUESTION: The question really is about potential cost savings. We have heard a lot this morning about the production upside, the operating competence of yourselves and the long life of the assets but we have not heard much about the cost. Are you comfortable with the way the operations are being handled or do you want to make some comment about potential cost savings along the lines of the comments that were made at the time of the BHP Billiton merger.

CHIP GOODYEAR: Again you seem to be focused a little bit here on the operating side and perhaps I will make a few comments and then Mike can come in. Let me just go back to the BHP Billiton merger. At the time we talked about the opportunity for savings there but it really wasn't a transaction about the cutting edge. It was really a transaction that brought together two significant enterprises, it really didn't overlap in terms of product.

You might recall BHP at the time were an iron ore and coke and coal and copper and obviously petroleum and Billiton brought aluminium, energy coal, nickel and so on. So we saw the diversification benefit, we saw the global diversification, we saw people diversification and so on and cost savings were there but they weren't the main driver for the business.

I think here you will find opportunities across a broad spectrum of things. Now let me just hit the cost savings. As you know, given our size and scale, our ability to purchase things from suppliers, the economy to scale we offer is quite different than WMC Resources and our ability to get savings is there. We overlap in the businesses, that is different than the Billiton story, and there will be some opportunities across copper and nickel to a high degree.

I would also say that the headquarter's activities, the headquarter's functions also do have a material overlap. From where I am now I can look out my window and see their

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building. Again that was quite different than the Billiton BHP story a number of years ago. Then in the marketing, you are very aware of the way that we centralise our marketing activity and we believe get good value but also good efficiency. So we think there is some good opportunity here and it is going to be a little different than the merger several years ago but I think there are a number of things that do give us confidence that there is a good chance to manage costs. But I do want to emphasise this is not only about costs either, it is about how it fits with our business, it is about the ability to identify growth options. We are looking across commodities, we are looking across volumes and we are looking across market to see where this company in this combined organisation can deliver, again keeping in mind that this is less than 10 per cent of our market value. I just want to make sure we put in the appropriate scale. Mike, anything on costs, anything additional?

MIKE SALAMON: Look, I think you said most of it. Just a few words. I guess I would like to say our target is going add NPV with a reasonably high degree of probability. If I look at the two businesses, the WMC nickel business has done extremely well. I think there are areas where a combination of our two entities can deliver more NPV. One is technology, the longevity of the current activities in WMC, I think we can do well together.

I have already mentioned OE, I have mentioned people, you have mentioned supply and then there is overheads and there is the marketing organisation. In terms of Olympic Dam I guess our assessment is that existing operation is on the right track and we are in a good position to support getting to the right outcome even quicker. Then in terms of the expansion, I think it's all about certainty of delivery.

QUESTION: Current debt holders will probably be focused on the credit rating. Can you comment any further from what you said in the press release about the debt rating?

CHIP GOODYEAR: We have been in contact with the rating agencies and we would expect them to make a comment on this in the relatively near future. So again I think if you look at the credit related statistics for this enterprise, even after this combination you would find them to be, I think, very consistent with our single A and strong single A objective. I need to lay the comment on the rating agency activities to the rating agencies obviously. But again we feel that this puts us quite consistently within that category.

QUESTION: Another question on Olympic Dam. Xstrata when they have been together and talking about it, were talking about the bottlenecking of the operations, taking 300,000 tonnes for minimal CAPEX. Is that what you are looking to do in a similar vein in the near term?

CHIP GOODYEAR: I think again in a competitive situation in using our own knowledge, I would be a little bit uncomfortable commenting on that too much. Mike, is there anything you would want to say here.

MIKE SALAMON:  I think you said what you should have said.

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QUESTION: I have two questions. One was on the merger, going back to when you merged in 2001, I can't remember the details but there was a ratio. Does the bidding of this particular deal change the ratio and if so was there any balancing action required?

CHIP GOODYEAR: There is no impact on the ratio and there is no balancing action in the cash transaction. Even if it was an equity, if we gave out equity transaction, we can do that too. It is only when you distribute something to shareholders in one entity or the other that is required and that's not this deal at all.

QUESTION: From an Australian perspective, capital gains tax rollover release, should we expect that?

CHIP GOODYEAR: This is a cash deal where the shareholders get cash in this transaction. That is the agreed deal with the WMC board. Again, we talked about gearing and coverages and so on. That is consistent with where we would like to see our capital structure. I am not going to give tax advice but we are not giving out equity so there is no capital gains rollover here.

QUESTION: Chip, I just wanted to clarify, rumours state you hold exposure over WMC, it says it gives you exposure to price movement but not exposure to the equity stake. I wonder if you can explain that. What sort of derivative position is it, why can't you just close it out and call in the option and convert it into equity or is there some other stake that I am not familiar with?

CHIP GOODYEAR: Well, what we agreed as a counter party is essentially that we have a derivative that allows us to participate positively or negatively from the day we enter into the contract to the movements in the value of the WMC share. We do not have the right to the share. We don't even know how our counter party has covered their exposure and therefore it is only a financial contract and that is that.
So again from the point we entered into these things which was from November to January of this year, we have some probably 50 contracts that cover that period. That's all it is. It's a cash settlement of the price movement relative to the date at which we agreed to it. So there's not an option here. All we have the right to do is to close it out and that is done for cash. The counter party manages their own exposure however they see it. We have no call on the equity, we don't even know how they covered it.

QUESTION:  So it's not being held on swap?

CHIP GOODYEAR: From our point of view, how the counter party covers it is unknown to us. The only thing we have is a financial contract that is only settleable in cash. I realise it's something that's important to understand but we do not have the voting rights, we do not own the equity, we do not have the right to the equity.

QUESTION: Therefore you have zero per cent holding in WMC at this stage until equal delivery and you have zero.

CHIP GOODYEAR: Okay. I know we are running out of time and you all have things to do. Let me just say thanks for your questions and for joining us today. I just want to wrap up by reinforcing that BHP Billiton certainly has a track record of delivery. We have consistently delivered on our commitments to the shareholders and this

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transaction, as I said, is not going to be any different to that. It's a further step in our strategy and it's subject to the same rigorous analysis as every one of our other value-focused initiatives and has the same level of commitment to delivering value and the synergy benefits that we have had in everything else that we have done.

It is a good acquisition for the company, it's a good acquisition for shareholders, it's a good business to provide us the opportunity to enhance the existing activities, to give us a significant set of long-term development options, it enables us to benefit from certainly the current strength in market, but I think equally importantly sets us up with the options to benefit, if indeed it does occur from an extended commodity cycle.
Thanks for your time and if you do have additional questions, if you are in London or in Europe, Alison or Mark in London can help you. Michael in South Africa can certainly answer your questions there. In the United States, Francis McAllister and here in Australia Jane Tracey and Tania would be glad to follow up with any questions. Thanks for your time and have a good day.
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